Exhibit 99.1

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of these condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

August 26, 2025

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Consolidated Interim Statements of the Financial Position

(Expressed in Canadian dollars)

(Unaudited)

As at	Notes	June 30, 2025	December 31, 2024

Assets
Cash		$18,671,111	$4,617,034
Accounts receivable	4	370,918	315,714
Prepaid expenses		161,402	41,093
Total Current Assets		19,203,431	4,973,841

Intangible assets	5	25,262,767	25,262,767
Property and equipment	6	3,744	4,459
Total Assets		$44,469,942	$30,241,067

Liabilities and Shareholders’ Equity
Liabilities
Trade payables and accrued liabilities	7	$148,263	$401,938
Related Parties	8	421,814	233,691
Deferred revenue	13	85,654	140,088
Enhanced voting preference shares		35,813	35,608
Long term loan – current portion	9	46,316	40,769
Total Current Liabilities		737,860	852,094
Derivative warrants liabilities	10	31,379	24,517,927
Derivative for settlement agreement		520,052	378,817
Long term loan	9	45,423	-
Liabilities for employee benefits	11	103,990	100,430
Total Liabilities		$1,438,704	$25,849,268
Shareholders’ equity (deficit)
Share capital	12	$94,115,499	$76,391,417
Share-based payment reserve		906,164	1,043,586
Translation differences reserve		(223,455)	(164,312)
Capital reserve for re-measurement of defined benefit plan	11	28,705	23,534
Accumulated Deficit		(51,795,675)	(72,902,426)
Total Shareholders’ equity		$43,031,238	$4,391,799
Total Liabilities and Shareholders’ Equity		$44,469,942	$30,241,067

Nature of operations and going concern (Note 1)

Subsequent events (Note 15)

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on August 26, 2025 and signed on its behalf by:

“Yftah Ben Yaackov”	“Gabi Kabazo”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Consolidated Interim Statements of Profit (Loss) and Comprehensive Profit (Loss)

(Expressed in Canadian dollars)

(Unaudited)

		Three months ended June 30		Six months ended June 30
For the	Notes	2025	2024	2025	2024
Revenue	13	$205,229	$405,946	$407,921	$714,914
Cost of revenue	6,14	(185,501)	(294,638)	(373,208)	(537,656)
Gross profit		19,728	111,308	34,713	177,258
Consulting and marketing		345,210	99,700	840,657	122,584
Research and development		924,634	589,753	1,769,403	1,031,154
Depreciation and amortization	6	625	647	1,285	2,874
Share-based compensation		1,389,094	3,253,437	2,052,346	3,616,874
General and admin expenses		1,117,168	772,200	1,581,461	1,026,671
Professional fees		551,118	404,774	1,213,074	1,036,852
		4,327,849	5,120,511	7,458,226	6,837,009
Loss before other income (expense)		$(4,308,121)	$(5,009,203)	$(7,423,513)	$(6,659,751)
Other income (expense)
Gain (loss) from warrants revaluation	10	37,703,771	4,977,547	30,389,592	(24,000,387)
Loss from settlement agreement revaluation		(843,587)	-	(971,687)	-
Foreign exchange gain (loss)		(1,014,255)	56,824	(1,155,417)	61,919
Finance income, net		253,778	70,054	280,743	83,797
		36,099,707	5,104,425	28,543,231	(23,854,671)
Income (loss) before tax		$31,791,586	$95,222	$21,119,718	$(30,514,422)
Tax expense		(7,416)	(17,847)	(12,967)	(25,520)
Income (loss) for the period		$31,784,170	$77,375	$21,106,751	$(30,539,942)
Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Remeasurement of a defined benefit plan, net		2,551	122	5,171	244
Exchange differences on translation of foreign operations		$(105,388)	$20,969	$(59,143)	$2,139
Other comprehensive income (loss) for the period		$(102,837)	$21,091	$(53,972)	$2,383
Total comprehensive income (loss)		$31,681,333	$98,466	$21,052,779	$(30,537,559)
Income (loss) per share – basic and diluted*		$44.52	$71.58	$58.57	$(54,232)
Weighted average shares outstanding – basic and diluted		713,873	1,081	360,389	563

*	Adjusted to reflect one (1) for seventeen (17) reverse stock split in August 2024 and a one (1) for five hundreds (500) reverse stock split in April 2025 (see Note 1)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

(Unaudited)

	Number of shares*	Share capital	Shares to be issued	Share purchase warrants reserve	Translation differences reserve	Share- based payment reserve	Capital reserve for re-measurement of defined benefit plan	Accumulated Deficit	Total
		$	$	$	$	$	$	$	$

Balance at January 1, 2024	26	59,367,042	53,567	-	(7,246)	711,267	13,764	(25,312,169)	34,826,225
Cancellation of stock options	-	-	-	-	-	(641,919)	-	641,919	-
Loss for the period	-	-	-	-	-	-	-	(30,539,942)	(30,539,942)
Shares issued for services	299	3,124,319	(53,567)	-	-	-	-	-	3,070,752
Shares, pre-funded warrants and warrants issued for cash, net	919	7,772,608						-	7,772,608
Allocation to derivative warrants liabilities	-	(7,450,546)	-	-	-	-	-	-	(7,450,546)
Shares issued pursuant to a Settlement Agreement	53	546,122	-	-	-	-	-	-	546,122
Other comprehensive loss for the period	-	-	-	-	2,139	-	244	-	2,383
Balance at June 30, 2024	1,297	63,359,545	-	-	(5,107)	69,348	14,008	(55,210,192)	8,227,602

	Number of shares*	Share capital	Shares to be issued	Share purchase warrants reserve	Translation differences reserve	Share- based payment reserve	Capital reserve for re-measurement of defined benefit plan	Accumulated Deficit	Total
		$	$	$	$	$	$	$	$

Balance at January 1, 2025	1,311	76,391,417	-	-	(164,312)	1,043,586	23,534	(72,902,426)	4,391,799
Shares, pre-funded warrants and warrants issued for cash, net	4,167	20,852,213	-	-	-	-	-	-	20,852,213
Shares issued for cashless exercise of warrants	652,767	14,531,624	-	-	-	-	-	-	14,531,624
Allocation to derivative warrants liabilities	-	(20,552,190)	-	-	-	-	-	-	(20,552,190)
Profit for the period	-	-	-	-	-	-	-	21,106,751	21,106,751
Shares issued for services	202,258	2,836,648	-	-	-	-	-	-	2,836,648
Share-based payments	6	183,572	-	-	-	(137,422)	-	-	46,150
Share repurchase	(19,747)	(127,785)				-	-	-	(127,785)
Other comprehensive loss for the period	-	-	-	-	(59,143)	-	5,171	-	(53,972)
Balance at June 30, 2025	840,762	94,115,499	-	-	(223,455)	906,164	28,705	(51,795,675)	43,031,238

*	Adjusted to reflect one (1) for seventeen (17) reverse stock split in August 2024 and a one (1) for five hundreds (500) reverse stock split in April 2025 (see Note 1)

The accompanying notes are an integral part of these condensed consolidated financial statements.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Consolidated Interim Statements of Cash Flows

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

As at	June 30, 2025	June 30, 2024

Operating activities:
Profit (loss) for the period	$21,106,751	$(30,539,942)
Items not involving cash:
Finance expense	1,774	2,855
Share-based compensation	2,052,346	-
Depreciation	2,102	3,481
Loss from revaluation of settlement agreement	971,687	-
Change in benefits to employees	8,731	5,163
Shares issued for services	-	3,070,752
Shares issued pursuant to a settlement agreement	-	546,122
Loss (gain) from revaluation of warrants	(30,389,592)	24,000,387
Unrealized foreign exchange loss (gain)	645,718	(132,259)
Changes in non-cash working capital items:
Accounts receivables	(55,204)	(147,718)
Trade payables and accrued liabilities	(253,675)	12,962
Deferred revenue	(54,434)	(110,228)
Prepaid expenses	(120,309)	(77,363)
Related parties	188,123	(147,148)
Net cash used in operating activities	(5,895,982)	(3,512,936)

Investing activities:
Purchase of property and equipment	(1,290)	-
Net cash used in investing activities	(1,290)	-

Financing activities:
Share repurchase	(127,785)	-
Proceeds from public offering, net	20,734,691	7,772,608
Repayment of long-term loan	(30,184)	(23,284)
Receipt of loans	81,057
Net cash provided by financing activities	20,657,779	7,749,324

Net Increase in cash	$14,760,507	$4,236,388
Effect of foreign exchange rate changes on cash	(706,430)	131,556
Cash at beginning of period	4,617,034	3,113,934
Cash at end of period	$18,671,111	$7,481,878

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$1,774	$2,717

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

Femto Technologies Inc. (Formerly known as BYND Cannasoft Enterprises Inc.) (the “Company” or “Femto”) is a Canadian company which was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021. The Company’s registered address is 2264 East 11th Avenue, Vancouver, Canada.

The Company currently operates only in Israel and through its subsidiaries (i) develops, markets and sells a proprietary client relationship management software known as “Benefit CRM” and its new Cannabis CRM platform, and (ii) is developing the Sensera device (formerly the EZ-G device), a unique, patent pending device that, combined with proprietary software (provisional application), regulates the flow of low-concentration CBD oils into the soft tissues of the female sexual organs.

On March 29, 2021, the Company completed the business combination transactions with BYND – Beyond Solutions Ltd. (“BYND”). As a result of the business combination transactions, BYND became a wholly owned subsidiary of the Company. This transaction is accounted for as a reverse asset acquisition of the Company by BYND (“RTO”).

On March 29, 2021, BYND completed the share exchange agreement with B.Y.B.Y. As a result of the share exchange agreement, BYND holds 74% ownership interest in B.Y.B.Y. One of the former shareholders holds the remaining 26% ownership interest in B.Y.B.Y. in trust for BYND, for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights This transaction was accounted for as asset acquisition according to IFRS 2 Share-based Payment.

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 subordinate voting shares (5 subordinate voting shares post reverse splits) of the Company. The share exchange agreement was executed and fully completed on September 22, 2022.

Effective July 22, 2024, the Company changed its name to Femto Technologies Inc.

Reverse stock splits

On March 15, 2024, the Company announced a one (1) for one hundred ninety (190) reverse stock split of its outstanding subordinate voting shares that became effective on March 22, 2024.

On August 16, 2024, the Company announced a one (1) for seventeen (17) reverse stock split of its outstanding subordinate voting shares that became effective on August 26, 2024.

On April 17, 2025, the Company announced a one (1) for five hundreds (500) reverse stock split of its outstanding subordinate voting shares that became effective on April 22, 2025.

All shares, stock options, share purchase warrants, RSU’s and per share information in these consolidated financial statements have been restated to reflect the reverse stock splits on a retroactive basis.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN (continued)

War in Israel

In October 2023, the Iron Swords War (the “War”) broke out in the State of Israel. The prolongation of the War led to a slowdown in business activity in the Israeli economy, inter alia due to the closure of factories in the south and north of the country, damage to infrastructure, recruitment of reserve forces for an unknown period, and therefore, to disruption of economic activity in Israel. The prolongation of the War may have wide-ranging implications for many branches and different geographical areas in the country.

The potential fluctuations in prices of merchandise, foreign currency exchange rates, availability of materials, availability of personnel, local services and access to local resources may affect entities whose main activity is with or in Israel.

Since this is an event beyond the Company’s control and characterized by uncertainty, in particular as to when the War will end, as of the approval date of these consolidated financial statements, the Company is unable to predict the intensity of the impact of the War on the Company’s financial condition and the results of BYND operations.

Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS

a.	Basis of presentation and statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

The notes presented in these condensed consolidated interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and they do not include all of the information required in the Company’s most recent annual consolidated financial statements. Except as noted below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2024, which were prepared in accordance with IFRS as issued by IASB. There have been no significant changes in judgement or estimates from those disclosed in the consolidated financial statements for the year ended December 31, 2024.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

b.	Basis of Consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and of its wholly owned subsidiaries, BYND, Zigi Carmel and B.Y.B.Y.. B.Y.B.Y is owned directly through BYND and 24% of the shares of B.Y.B.Y. are held by a related party in trust for the Company for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights.

A subsidiary is an entity over which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

A subsidiary is consolidated from the date upon which control is acquired by the Company and all intercompany transactions and balances have been eliminated on consolidation.

c.	Basis of Measurement

The condensed consolidated interim financial statements were prepared based on the historical costs, except for financial instruments classified as fair value through profit and loss (“FVTPL”) and assets or liabilities for employee benefits, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

d.	Currency of Operation and Currency of Presentation

The condensed consolidated interim financial statements are presented in Canadian dollars. The functional currency of the Company is Canadian dollars, and the functional currency of its subsidiaries is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the subsidiaries operate.

e.	Significant estimates and assumptions

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

e.	Significant estimates and assumptions (continued)

Convertible debentures

The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Other Significant Judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
●	the classification of financial instruments;
●	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of amounts receivable; and
●	the determination of the functional currency of the company.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 3 – ACQUISITIONS

Acquisition of Zigi Carmel

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 subordinate voting shares (5 subordinate voting shares post reverse splits) of BYND. The share exchange agreement was executed and fully completed on September 22, 2022.

The acquisition of ZC has been accounted for as asset acquisition according to IFRS 2 Share-based Payment as the acquired assets and liabilities do not constitute a business under IFRS 3 Business Combinations. The transaction price of the acquisition was measured according to the fair value of the subordinate voting shares given in consideration for the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the subordinate voting shares given. As a result, the acquisition was recorded with the consideration as detailed in the table below:

Consideration transferred:	$
Value allocated to shares issued 7,920,000 shares (5 subordinate voting shares post reverse splits) at $5.40 per share	42,768,000

Fair value of assets and liabilities acquired:
Investments	137,811
Intangible asset – patents pending	42,768,000
Shareholder loan	(137,811)
42,768,000

The intangible asset acquired in the acquisition of ZC is attributed to 2 patents pending for a therapeutic device (the “Sensera” device) owned by ZC. The company has determined that the patents pending shall not be amortized until they are approved and then will be amortized over the course of their life.

NOTE 4 – ACCOUNTS RECEIVABLE

	June 30, 2025	December 31, 2024
Trades receivables	$111,108	$113,422
Income tax advances	38,005	66,444
Interest receivable	220,695	134,823
Due from shareholders	1,110	1,025
	$370,918	$315,714

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 5 – INTANGIBLE ASSETS

The Company’s intangible assets relate to the proprietary Cannabis CRM software the Company is Developing and Patents pending for the Sensera device (Note 3). The Additions for the Software include cost of wages of the software developers for the time they spend on developing the Cannabis CRM software.

The additions for the Patents include the fair value attributed to the Patents upon the acquisition of ZC as well as transaction and other costs in the amount of $193,382.

The Company considered indicators of impairment at December 31, 2024. The Company recorded impairment loss during the year ended December 31, 2024 for the patents pending since the recoverable amount is lower than the carrying amount. The recoverable amount of the CGU was determined using fair value less costs to sell based on a third-party valuation. The valuation used a market approach with Level 2 inputs, including recent comparable transactions and observable market data. Costs of disposal were estimated at 2% of fair value.

	Software	Patent applications and technological know how	Total
Cost
Balance, December 31, 2023	$81,238	$33,463,103	$33,544,341
Additions	-	-	-
Impairments	-	(8,200,336)	(8,200,336)
Translation differences	-	-	-

Balance, December 31, 2024	81,238	25,262,767	25,344,005
Additions	-	-	-
Translation differences	-	-	-

Balance, June 30, 2025	$81,238	25,262,767	$25,344,005
Accumulated depreciation
Balance, December 31, 2023	$81,238	-	$81,238
Depreciation	-	-	-
Translation differences	-	-	-
Balance, December 31, 2024	81,238	-	81,238
Depreciation	-	-	-
Balance, June 30, 2025	$81,238	-	$81,238

Net book value
At December 31, 2024	$-	25,262,767	$25,262,767
At June 30, 2025	$-	25,262,767	$25,262,767

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 6 – PROPERTY AND EQUIPMENT

	Computers & Equipment	Vehicles	Furniture & Equipment	Total

Cost
Balance, January 1, 2024	$34,164	$171,633	$32,614	$238,411
Additions	-	-	-	-
Impairments	-	-	-	-
Translation differences	2,448	13,788	2,621	18,857
Balance, December 31, 2024	36,612	185,421	35,235	257,268
Additions	1,290	-	-	1,290
Disposals	-	-	-	-
Translation differences	947	5,110	971	7,028
Balance, June 30, 2025	$38,849	$190,531	$36,206	$265,586

Accumulated depreciation
Balance as of January 1, 2024	$28,321	$170,073	$30,492	$228,886
Depreciation	3,204	1,582	584	5,370
Translation differences	2,299	13,766	2,488	18,553
Balance, December 31, 2024	33,824	185,421	33,564	252,809
Depreciation	1,797	-	305	2,102
Translation differences	885	5,110	936	6,931
Balance, June 30, 2025	$36,506	$190,531	$34,805	$261,842

Net book value
At December 31, 2024	$2,788	$-	$1,671	$4,459
At June 30, 2025	$2,343	$-	$1,401	$3,744

During the six months ended June 30, 2025, depreciation of $818 (2024 - $607) related to computer and equipment is included in cost of revenue.

NOTE 7 – TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30, 2025	December 31, 2024
Trades payables	$99,871	$322,235
VAT, income and dividend taxes payable	8,346	29,625
Salaries payable	40,046	50,078
	$148,263	$401,938

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 8– RELATED PARTY TRANSACTIONS BALANCES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel, not including normal employee compensation, made during the six months ended June 30, 2025 and the six months ended June 30, 2024 is set out below:

	June 30, 2025	June 30, 2024
salary (cost of sales)	66,916	226,849
consulting (research and development)	63,199	61,362
consulting (professional fees)	95,637	82,025
share based payments	2,004,876	2,767,185
salary (general and administrative expenses)	1,384,027	931,769
	$3,614,655	$4,069,190

As at June 30, 2025, $1,110 was owed from shareholders of the company (December 31, 2024– $1,025). Amounts owed were recorded in accounts receivable are non-interest bearing and unsecured.

As at June 30, 2025, $421,814 was owed to directors of the Company (December 31, 2024– $233,691). Amounts due are non-interest bearing and unsecured.

NOTE 9 – LONG TERM LOAN

During the year ended December 31, 2020, the Company secured a term loan with a principal amount of $182,542 (NIS 500,000) from an Israeli bank. The loan bears interest at a variable rate of prime + 1.50% per annum and matures on September 18, 2025. The loan is subject to 48 monthly payments commencing October 18, 2021. $9,127 (NIS 25,000) was deposited in the bank as security for the loan.

During the period ended June 30, 2025, the Company secured two term loans with principal amounts of $40,528 (NIS 100,000) and $40,528 (NIS 100,000) from an Israeli bank. The loans bear interest at a variable rate of prime + 2.56% per annum and mature on May 20,2027 and April 20,2028. The loans are subject to 24 and 36 monthly payments commencing June 20, 2025 and May 20, 2025.

The activities of the long term loans during the six-month ended June 30, 2025 are as follows:

	June 30, 2025	December 31, 2024
Balance, opening	$40,769	$85,107
Repayments	(30,184)	(47,818)
Addition	81,056	-
Interest expense, accrued	1,774	4,848
Translation difference	(1,676)	(1,368)
Balance, ending	91,739	40,769

Less:
Long term loan – current portion	46,316	40,769
Long term loan	$45,423	$-

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 9 – LONG TERM LOAN (continued)

The undiscounted repayments for each of the next three years and in the aggregate are:

Year ended	Amount
December 31, 2025	29,929
December 31, 2026	33,488
December 31, 2027	23,290
December 31, 2028	5,032
$91,739

NOTE 10 – DERIVATIVE WARRANTS LIABILITIES

a.	On December 21, 2023, the Company issued 2,884,616 warrants (183,414 warrants at an exercise price of US $8.1782 post reverse splits) in connection with its December 2023 Registered direct public offering (“December 2023 Warrants”). The warrant includes a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions and also the exercise price of the warrant is not denominated in the functional currency of the Company, therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and revalued at the end of each reporting period.

On March 27, 2024, following the March 2024 Public offering, which included the offering of subordinate voting shares at a price lower than the exercise price of the December 2023 Warrants, the exercise price of the December 2023 Warrants was reduced to US $1.3643, and each December 2023 Warrant became convertible into 72.42 subordinate voting shares of the Company.

On August 27, 2024, following the 1:17 reverse stock split, the exercise price of the December 2023 Warrants was updated to $8.1782, and each December 2023 warrant became convertible into 31.7 subordinate voting shares of the Company.

b.	On March 14, 2024, the Company issued 134,166,665 Series A Warrants (41,538 A warrants post reverse splits) and 268,333,330 Series B Warrants (83,075 B warrants post reverse splits) in connection with its March 2024 public offering (“March 2024 A Warrants and B Warrants”). The warrants include a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions and also the exercise price of the warrant is not denominated in the functional currency of the Company, therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and revalued at the end of each reporting period.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 10 – DERIVATIVE WARRANTS LIABILITIES (continued)

On March 27, 2024, following the 1:190 reverse stock split, the exercise price of the March 2024 A Warrants and B Warrants was reduced to $1.3643, and each B warrant became convertible into 14.21 subordinate voting shares of the Company.

On August 27, 2024, following the 1:17 reverse stock split, the exercise price of the March 2024 A Warrants and B Warrants was reduced to $8.1782, and each B warrant became convertible into 31.7 subordinate voting shares of the Company.

c.	On February 26, 2025, the Company entered into an exchange agreement with certain holders of tranches of warrants to purchase subordinate voting shares previously issued by the Company in March 2024 and December 2023. Under the Exchange Agreement, such holders agreed to exchange with the Company some of the outstanding Old Warrants for 2,495,933 new warrants to purchase subordinate voting shares, substantially similar to the Feb 2025 Series B Warrants issued in the Private Placement. If the exercise price of the Exchange Warrants are adjusted to the floor of US$0.76, up to 123,253,146 subordinate voting shares would be issuance upon the exercise of the Exchange Warrants. As a result of the Exchange Agreement, Old Warrants that were exchanged were cancelled as of that date

d.	On February 28, 2025, the Company issued 4,076,736 Series A Warrants and 4,076,736 Series B Warrants in connection with its February 2025 private placement (“February 2025 A Warrants and B Warrants”). If the exercise price of the Warrants are adjusted to the floor of US$0.76, up to 201,315,663 subordinate voting shares would be issuance upon the exercise of the Series B Warrants and up to 27,960,512 subordinate voting shares would be issuance upon the exercise of the Series A Warrants. The warrants include a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions and also the exercise price of the warrant is not denominated in the functional currency of the Company, therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and revalued at the end of each reporting period.

e.	During the period ended June 30, 2025, the Company recorded a gain on the revaluation of the total derivative liabilities of $30,389,592, in the consolidated statements of Operations and Comprehensive Loss.

f.	The Company engaged an outside valuation company to calculate the fair value of the derivative warrants, the March 2024 A Warrants and the February 2025 B Warrants were valued at the share price for the day of valuation due to the alternative cashless provision while valuation for the March 2024 B Warrants, the February 2025 A Warrants and the December 2023 Warrants was based on the Monte Carlo simulation model with the following assumptions:

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 10 – DERIVATIVE WARRANTS LIABILITIES (continued)

	December 31, 2024		June 30, 2025
Share Price	US$	7.95	US$	0.76
Exercise Price	US$	8.1782	US$	380
Expected life		1.7 - 4.2 years		3.96-4.78 year
Risk-free interest rate		4.34%		3.78%
Dividend yield		0.00%		0.00%
Expected volatility		95%		95%
Early exercise threshold	US$	12.2673	US$	570

The following table presents the changes in the warrant liability during the period:

Balance as of December 31, 2023	$958,146
Issuance of March 2024 warrants	7,360,662
Changes in fair value of warrants	28,866,166
Reclassification to equity on exercise of warrants	(12,667,047)
Balance as of December 31, 2024	$24,517,927
Issuance of February 2025 warrants	20,434,668
Reclassification to equity on exercise of warrants	(14,531,624)
Changes in fair value of warrants	(30,389,592)
Balance as of June 30, 2025	$31,379

NOTE 11 – EMPLOYEE BENEFITS

The severance pay liability constitutes a defined benefit plan and was calculated using actuarial assumptions. In measuring the present value of the defined benefit obligation and the current service costs the projected unit credit method was used.

Plan assets (liability)

Information on the Company’s defined benefit pension plans and other defined benefit plans, in aggregate, is summarized as follows:

	June 30, 2025	December 31, 2024
Defined benefit plan liabilities	$(103,990)	$(100,430)
Less: fair value of plan assets or asset ceiling	-	-
	$(103,990)	$(100,430)

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 11 – EMPLOYEE BENEFITS (continued)

Changes in the present value of the defined benefit plan liability

The following are the continuities of the fair value of plan assets and the present value of the defined benefit plan obligations:

	June 30, 2025	December 31, 2024
Balance, opening	$(100,430)	$(91,533)
Recognized in profit this year:
Interest costs	(2,971)	(5,614)
Current service cost	(2,966)	(5,605)
Recognized in other comprehensive profit:
Actuary loss for change of assumptions	5,171	9,770
Translation differences	(2,794)	(7,448)
Balance, ending	$(103,990)	$(100,430)

The actual amount paid may vary from the estimate based on actuarial valuations being completed, investment performance, volatility in discount rates, regulatory requirements and other factors.

Major assumptions in determining the defined benefit plan liability

The principal actuarial assumptions used in calculating the Company’s defined benefit plan obligations and net defined benefit plan cost for the year were as follows (expressed as weighted averages):

	June 30, 2025	December 31, 2024
Capitalization rate	3.00%	3.00%
Salary growth rate	0%	0%
Retirement rate	5%	5%

NOTE 12 – SHARE CAPITAL

Authorized

Unlimited number of subordinate voting shares without par value.

Issued

As at June 30, 2025, 840,762 subordinate voting shares were issued and outstanding.

During the six months ended June 30, 2025

On January 3, 2025, the Company issued 2,767 subordinate voting shares (6 subordinate voting shares post reverse split) following the exercise of B warrants.

On January 6, 2025, the Company issued 8,808 subordinate voting shares (18 subordinate voting shares post reverse split) following the exercise of B warrants.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 12 – SHARE CAPITAL (continued)

On February 7, 2025, the Company issued 188,000 subordinate voting shares (376 subordinate voting shares post reverse split) to directors and consultants of the Company following the vesting of RSU’s.

On February 25, 2025, the Company issued 4,000 subordinate voting shares (8 subordinate voting shares post reverse split) following the exercise of B warrants and 2,462 subordinate voting shares (5 subordinate voting shares post reverse split) following the exercise of A warrants.

On February 28, 2025, the Company announced the closing of a Private Placement with gross proceeds to the Company of approximately of $24,544,583 before deducting Agent placement commission and other expenses paid by the Company in the amount of $3,992,393, totaling in a net amount of $20,552,190. Pursuant to the Private Placement, The Company issued 2,065,120 subordinate voting shares (4,130 subordinate voting shares post reverse split), 2,011,616 Pre-Funded Warrants, 4,076,736 series A warrants and 4,076,736 series B warrants. See note 10 for a discussion of the terms of the series A and B warrants.

On April 21, 2025, the Company issued 7,710 subordinate voting shares (15 subordinate voting shares post reverse split) to directors following the vesting of RSU’s.

On April 22, 2025, the Company issued 70,073 subordinate voting shares to its C.E.O.

On April 25, 2025, the Company issued 131,800 subordinate voting shares to directors and consultants following the vesting of RSU’s.

From April 10, 2025 and until April 24, 2025, the Company issued 652,767 subordinate voting shares following the exercise of Pre-Funded Warrants and Series B Warrants that were exercised in alternative cashless method.

During the six-month period ended June 30, 2025, the Company repurchased 19,747 subordinate voting shares for $127,785 and returned them to treasury.

During the six months ended June 30, 2024

On January 4, 2024, the Company issued 17,915 subordinate voting shares (0.012 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s with a total fair value of $53,568.

On March 14, 2024 the Company announced the closing of an underwritten public offering with gross proceeds to the Company of approximately of $9,458,400 before deducting underwriting discounts and other expenses paid by the Company in the amount of $2,097,738, totaling in a net amount of $7,360,662. Pursuant to the offering, and the overallotment allocation, The Company issued 116,680,710 subordinate voting shares (1,228 subordinate voting shares post reverse splits), 134,166,665 series A warrants and 268,333,330 series B warrants. See note 10 for a discussion of the terms of the series A and B warrants.

On April 5, 2024, the Company issued 95 subordinate voting shares (0.02 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s with a fair value of $53,568.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 12 – SHARE CAPITAL (continued)

On April 8, 2024, the Company granted 1,180,000 RSUs (139 RSUs post reverse splits) to directors and consultants of the Company, the RSUs vested immediately, and 1,180,000 subordinate voting shares (139 subordinate voting shares post reverse splits) were issued on April 8, 2024 with a fair value of $1,645,287.

On April 9, 2024, the Company granted 100,000 RSUs (12 RSUs post reverse splits) to a consultant of the Company, the RSUs vested immediately, and 100,000 subordinate voting shares (12 subordinate voting shares post reverse splits) were issued with a fair value of $143,927.

On May 27, 2024, pursuant to a Settlement Agreement Dated May 27, 2024 (the “Settlement Agreement”), the Company issued 450,000 subordinate voting shares (53 subordinate voting shares post reverse splits) (valued at US$400,500) in settlement of a dispute with the co-owner of a farm following the Company’s decision to suspend the construction of a cannabis farm on that property. Under the Settlement Agreement, the shares are to be held in escrow by the Company until the earlier of (a) the third anniversary of the Settlement Agreement, or (b) the date on which the Company’s board of directors resolves not to construct the cannabis farm. The number of shares to be released is subject to adjustment in the event that the market price of the Company’s subordinate voting shares is lower than US$0.89 per share on the date of release.

On June 14, 2024, the Company issued 1,238,525 subordinate voting shares (146 subordinate voting shares post reverse splits) to three directors following the vesting of RSU’s with a fair value of $1,205,315.

On June 19, 2024, the Company issued 23,543 subordinate voting shares (3 subordinate voting shares post reverse splits) to directors and consultants of the Company following the vesting of RSU’s with a fair value of $22,657.

As of June 30, 2024, the Company issued 614,109 subordinate voting shares(72 subordinate voting shares post reverse splits) following the closing of the underwritten public offering on March 14, 2024 as well as 7,020,384 subordinate voting shares(826 subordinate voting shares post reverse splits) following the cashless exercise of A warrants and 172,766 subordinate voting shares(20 subordinate voting shares post reverse splits) following the exercise of B warrants at an exercise price of US$1.3643 per subordinate voting share.

Stock options

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of subordinate voting shares that may be subject to option at any one time may not exceed 30% of the issued subordinate voting shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options is not less than the Company’s closing market price on the day prior to the grant of the options. Options granted may not exceed a term of ten years.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 12 – SHARE CAPITAL (continued)

A summary of the stock options outstanding for the six months ended June 30, 2025 are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2024	0.44	2,431,400
Granted during the period	0.40	1,154,100
Cancelled during the period	(0.84)	1,823,000

Outstanding at December 31, 2024	-	$-
Granted during the period	-	-
Cancelled during the period	-	-
Outstanding at June 30, 2025	-	-
Exercisable at June 30, 2025	-	-

Details of the fair value of options granted and the assumptions used in the Black-Scholes option pricing model are as follows:

December 31, 2024
Weighted average fair value of options granted	$0.57
Risk-free interest rate	3.4%
Estimated life (in years)	5
Expected volatility	108.75%
Expected dividend yield	0%

On January 10, 2024, the Company cancelled 565,000 stock options (0.35 stock options post reverse splits) that were previously granted to 4 directors of the Company.

On January 16, 2024, the Company granted 650,000 stock options (0.40 stock options post reverse splits) to a consultant of the Company, the stock options vest as follows: 150,000 on the date of the grant (0.09 post reverse splits) and 100,000 every month thereafter (0.06 post reverse splits) every month thereafter.

NOTE 13 – REVENUE AND DEFERRED REVENUE

	June 30, 2025	June 30, 2024
Software development	$273,110	$514,273
Software license	79,728	145,340
Software supports	27,355	23,119
Cloud hosting	24,049	24,572
Others	3,679	7,610
	$407,921	$714,914

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 13 – REVENUE AND DEFERRED REVENUE (continued)

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15:

	June 30, 2025	June 30, 2024
Revenue recognized over time	$328,193	$569,574
Revenue recognized at a point of time	79,728	145,340
	$407,921	$714,914

Deferred revenue represents contract liabilities for customer payments received related to services yet to be provided subsequent to the reporting date. Significant changes in deferred revenue are as follows:

	June 30, 2025	December 31, 2024
Deferred revenue, beginning	$140,088	$131,794
Customer payments received attributable to contract liabilities for unearned revenue	18,437	141,126
Revenue recognized from fulfilling contract liabilities	(72,871)	(132,832)
Deferred revenue, ending	$85,654	$140,088

The Company derives significant revenues from one customer, which exceeds 10% of total revenues. Revenues earned from that customer were 64% of total revenues for the period ended June 30, 2025 (Six months ended June 30, 2024 – 66%)

NOTE 14 – COST OF REVENUE

Cost of revenue incurred are comprised of the following:

	June 30, 2025	June 30, 2024
Salaries and benefits	$316,043	$409,638
Subcontractors	40,174	106,959
Software and other	16,173	20,452
Depreciation	818	607
	$373,208	$537,656

NOTE 15 – SUBSEQUENT EVENTS

On July 15, 2025, the Company granted 20,000 RSUs to a consultant of the Company.

-23-